[LETTERHEAD OF BLACKROCK FUNDS]

June 19, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Ms. Laura Hatch
Division of Investment Management

Re:	BlackRock Funds
Registration Statement on Form N-14
(File No. 333-133761)

Dear Ms. Hatch:

BlackRock Funds hereby requests that the effective date of its Registration Statement on Form N-14 referenced above be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern time, on June 19, 2006, or as soon thereafter as possible.  Please call Charles B. Taylor at (312) 407-0863 when a determination as to the effectiveness of the Registration Statement has been made.

Yours truly,

/s/ Brian P. Kindelan

Brian P. Kindelan

Secretary

BlackRock Distributors, Inc.

760 Moore Road

King of Prussia, Pennsylvania 19406

June 19, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attn:	Ms. Laura Hatch
Division of Investment Management

	Re:	BlackRock Funds
Registration Statement on Form N-14
(File No. 333-133761)

Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Distributors, Inc. hereby requests that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern time, on June 19, 2006 or as soon thereafter as possible. Please call Charles B. Taylor at (312) 407-0863 when a determination as to the effectiveness of the Registration Statement has been made.

Sincerely,

BLACKROCK DISTRIBUTORS, INC.

By:	/s/ Jason Greim
Jason Greim
Assistant Vice President